[Invesco Letterhead]

March 14, 2024

VIA EDGAR

Mr. Jeffrey Lewis

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Invesco Commercial Real Estate Finance Trust, Inc.

Amendment No. 3 to Form 10-12G

Filed December 15, 2023

File No. 000-56564

Ladies and Gentlemen:

This letter sets forth the response of Invesco Commercial Real Estate Finance Trust, Inc. (the “Company”) to the comment letter, dated March 4, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) relating to the Company’s Registration Statement on Form 10-12G initially filed with the Commission on June 29, 2023 (the “Registration Statement”). For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 4 to the Registration Statement on Form 10-12G (the “Registration Statement”) with the Commission.

Item 1. Business

Investment Objectives, page 10

1.

We note your response to comment 2. Please address the following with respect to the three related loans that are cross collateralized and cross defaulted under a Master Credit Agreement with a single borrower.

•

Please clarify for us the legal structure of the entities involved with these three related loans. Your response should address, but not be limited to, clarifying ownership and/or relationships between the borrower, the subsidiary guarantor entity, the guarantor entity, and the property.

•

Within your response, you state “[t]he sole business activity of each subsidiary guarantor entity is ownership of a single real estate property.” Please clarify for us the activity of any other entities involved in the Master Credit Agreement. Your response should address, but not be limited to, if the guarantor entity or the borrower engage in activity unrelated to the properties underlying the related loans.

Response:

Please see below an organizational chart detailing the legal structure of the entities involved with the three related loans (the “Related Loans”) that are cross collateralized and cross defaulted under a Master Credit Agreement with a single borrower (the “Borrower”). The guarantor entity (the “Guarantor”) is managed by a globally recognized asset manager and indirectly owns approximately 97% of the Borrower. The Borrower directly owns 100% of each subsidiary guarantor entity (each, a “Subsidiary Guarantor”). Each Subsidiary Guarantor joins into the Master Credit Agreement and loan with the Borrower and directly owns 100% of the underlying real property noted beneath it on the organization structure chart. The underlying real property secures the Related Loans.

The Guarantor owns other real property and engages in other activities unrelated to the Related Loans and underlying properties. Under the Master Credit Agreement and corresponding guaranty, the Guarantor must maintain specific net worth and liquidity requirements, excluding the assets securing the Related Loans from the calculation of its net worth and liquidity. Pursuant to the Master Credit Agreement, the Borrower may not own any other assets or engage in activity other than its ownership interest in the Subsidiary Guarantors. The sole business activity of each Subsidiary Guarantor is ownership of a single real property. No Subsidiary Guarantor may own or engage in activity unrelated to its ownership of the mortgaged real property that it owns and incidental personal property necessary for the ownership or operation of such mortgaged real property.

2.

We note your response to comment 2. Please address the following with respect to each of the properties underlying the three related loans that are cross collateralized and cross defaulted under a Master Credit Agreement with a single borrower.

•	Please explain the property status at the in-service date (e.g., fully leased and occupied, vacant, percentage leased, percentage occupied).

•	Please clarify the nature of the property (e.g., industrial).

Response:

Please refer to the table below for details regarding property status and the nature of the property at the in-service date and at December 31, 2023. All of the properties securing the Related Loans are industrial properties that were newly constructed in 2023 with no previous rental history.

Related Loan(1)	In-Service Date of Underlying Property(2)	Property Status at In-Service Date	Property Status at December 31, 2023
1	May 10, 2023	68% leased to 2 tenants under rent-free provisions	68% leased to 2 tenants; one still under rent-free provision
6(3)	Not Applicable	0% leased	0% leased
7	October 3, 2023	0% leased	0% leased

(1)	Related Loan numbers correspond to Tables One and Two included the Company’s response to Comment 2 below
(2)	In-service date is defined as the date of certificate of occupancy, certificate of completion, re-certification or equivalent
(3)	In-service date pending completion of tenant improvements and receipt of certificate of occupancy

3.

We note your response to comment 2. Please provide an updated analysis of any significant loans as of December 31, 2023. Please also tell us if you intend to provide any audited financial statements related to these loans within your Form 10-K for the fiscal year ended December 31, 2023.

Response:

Updated Significant Loan Analysis as of December 31, 2023

Please refer to Tables One and Two below for updated analyses of the Company’s portfolio of loans with dates deemed probable of closing as of December 31, 2023.

Table One - Underlying Property Status:

Loan	Actual/Expected Origination Date	Date Determined to be Probable of Closing	In-Service Date of Underlying Property(1)	Loan Commitment ($000s)
1(2)	May 17, 2023	April 27, 2023	May 10, 2023	136,000
2	May 31, 2023	May 16, 2023	Prior to 2022	41,700
3	July 26, 2023	May 25, 2023	July 10, 2023	73,600
4	August 4, 2023	May 22, 2023	June 21, 2022	85,180
5	August 25, 2023	July 10, 2023	Prior to 2022	42,676
6(2)(3)	September 25, 2023	September 7, 2023	Not Applicable	38,300
7(2)	November 6, 2023	July 19, 2023	October 3, 2023	92,950
8	December 7, 2023	October 27, 2023	Prior to 2022	70,000
9	December 12, 2023	September 27, 2023	Prior to 2022	68,500
10	December 21, 2023	November 21, 2023	Prior to 2022	22,500
11	January 24, 2024	November 20, 2023	Prior to 2022	61,500
12(4)	March 5, 2024	December 22, 2023	Not Available	56,600

				789,506

13	February 8, 2024	January 16, 2024		120,000
14	March 21, 2024	January 29, 2024		45,000

				954,506

(1)	In-service date is defined as the date of certificate of occupancy, certificate of completion, re-certification or equivalent
(2)	Related loans on newly constructed buildings
(3)	In-service date pending completion of tenant improvements and receipt of certificate of occupancy
(4)	The certificate of occupancy is undated. The building was constructed in 2023, with initial tenants occupying the property on Aug 1, 2023.

Table Two - Updated Analysis of Loans:

	As of December 31, 2023
Loan	Loan Balance ($000s)	Loans Deemed Probable ($000s)	Loan Commitment ($000s)	% Loan Commitment	% Total Assets(1)	% Total Assets and Leveraged Committed Equity(2)
1(*)	121,269	14,731	136,000	17%	19%	6%
2	41,700	—	41,700	5%	6%	2%
3	73,600	—	73,600	9%	11%	3%
4	80,383	4,797	85,180	11%	13%	4%
5	35,130	7,546	42,676	5%	5%	2%
6(*)	31,560	6,740	38,300	5%	5%	1%
7(*)	78,784	14,166	92,950	12%	12%	4%
8	60,077	9,923	70,000	9%	9%	3%
9	68,500	—	68,500	9%	11%	3%
10	22,500	—	22,500	3%	4%	1%
11	—	61,500	61,500	8%	—	—
12	—	56,600	56,600	7%	—	—

	613,503	176,003	789,506	100%	96%	31%

* Related Loans	231,613	35,637	267,250	34%	36%	11%

(1)	Total Assets at December 31, 2023 were $641.6 million.
(2)

Committed Equity totals $299.5 million and consists of offering proceeds raised by the Company as of the date of this letter that had not been invested as of December 31, 2023. Leveraged Committed Equity represents the total amount of loans that the Company expects to acquire with its Committed Equity and totals $1,497.3 million, consisting of Committed Equity ($299.5 million) plus assumed third-party financing $1,197.9 million. The proposed alternative denominator of $2,138.9 million is equivalent to (1) Total Assets ($641.6 million) plus (2) Leveraged Committed Equity ($1,497.3 million).

Annual Report on Form 10-K

In light of the Company’s ongoing continuous private offering of common stock to “accredited investors” (as defined in Rule 501 promulgated pursuant to the Securities Act of 1933, as amended) and the limited size of the Company’s loan portfolio during its Ramp-Up Period (as defined on page 8 of the Company’s Registration Statement on Form 10), the Company respectfully proposes that an alternative to total assets at December 31, 2023 be used as the denominator to determine the significance of its individual loans, including the Related Loans. Specifically, the Company proposes that the denominator of $2,138.9 million be calculated as: (1) total assets at December 31, 2023 of $641.6 million, plus (2) Leveraged Committed Equity of $1,497.3 million as defined in footnote two to Table Two above. Leveraged Committed Equity represents the total amount of loans that the Company expects to acquire with its Committed Equity (as defined below).

The Company has calculated Committed Equity ($299.5 million) as:

•

Available capital as of December 31, 2023 under the Texas Municipal Retirement System subscription agreement of $200.0 million (for additional information, see our Current Report on Form 8-K, filed with the SEC on December 11, 2023); plus

•	Available capital as of December 31, 2023 under the Invesco Subscription Agreement of $44.6 million; and plus

•	Retail capital raised in the first quarter of 2024 in the Company’s private placement offering of $54.9 million.

•

Together, the $200.0 million capital commitment from the Texas Municipal Retirement System, the $44.6 million from the Invesco Subscription Agreement, and the $54.9 million retail capital raised are referred to as “Committed Equity.”

We believe that it is appropriate to consider the guidance in SAB Topic 1I to include retail capital raised in the first quarter of 2024 analogizing with the interpretive response to SAB Topic 1I, Question 6, which indicates that, while the distribution is on-going, the significance percentage may be calculated using the greater of (i) the amount of the minimum proceeds or (ii) the total assets of the registrant, including the amount of proceeds raised as of the date the filing is required to be made.

The Company further requests that the Staff consider its investment strategy in calculating the denominator. As stated in the Company’s Registration Statement on Form 10, equity raised will be leveraged to originate or acquire loan assets. As such, the Company believes it is reasonable to assume its Committed Capital of $299.5 million would be leveraged and invested in $1,497.3 million of additional loans.

Using the proposed alternative denominator of $2,138.9 million, neither the Related Loans in aggregate nor any other loan in the Company’s portfolio would be considered significant, as indicated in Table Two above. At December 31, 2023, the Related Loans in the aggregate are 11% of the proposed alternative denominator. If the Staff agrees that the proposed alternative denominator is appropriate, the Company believes it would not be required to provide any audited financial statements for the Related Loans, because the Related Loans, in aggregate, would represent a significance percentage of less than 20%.

If, however, the Staff disagrees with the Company’s proposed alternative denominator and requires that it rely only on total assets at December 31, 2023, to determine significance of the Related Loans, the Company acknowledges that, while no single loan is greater than 20% of total assets, the Related Loans together comprise 36% of the Company’s total assets at December 31, 2023.

The Company does not believe that the inclusion of audited financial statements of the underlying properties in its Annual Report on Form 10-K will provide meaningful information to its investors. As noted in the response to Question Two above, two of the three properties have not yet been leased. Accordingly, there will be no rental income reported for the two vacant properties within the financial statements. The third property, which by itself represents a loan concentration of less than 20%, has only been partially leased for a portion of the fiscal year with one of the two tenants not yet paying rent. Therefore, the Company respectfully requests that inclusion of such financial statements in its Annual Report on Form 10-K not be required, as the Company does not believe the financial statements would provide meaningful information to investors due to the limited leasing history of the properties. The Company plans to include the following footnote disclosure regarding these loans in its financial statements within its Annual Report on Form 10-K for the year ended December 31, 2023 to provide additional information to investors:

Three of our senior commercial real estate loans aggregating $231.6 million and approximately 38% of our loan portfolio as of December 31, 2023 are cross collateralized and cross defaulted under a master credit agreement with a single borrower. The properties underlying these loans are newly constructed industrial properties with no previous rental history. The Company has committed to fund an additional $35.6 million under the master credit agreement for leasing costs, interest reserves and capital expenditures. Funding depends on timing of lease-up, renovation and capital improvements as well as satisfaction of certain cash flow tests. The weighted average loan to value ratio for these loans is approximately 68% based on independent appraisals of the properties at the time of origination. Interest income from these loans for the year ended December 31, 2023 totaled $8.2 million, or 47% of our total interest income. Commitment fee income net of related party expense of $1.3 million totaled $1.3 million or 42% of total commitment fee income, net of related party expense. We may choose to add additional commercial real estate loans under the master credit agreement with the borrower.

An affiliate of the borrower has provided a limited guarantee of the loans that we have made under the master credit agreement. The guarantor entity is managed by a globally recognized asset manager. The guarantor provides the following guarantees in connection with the master credit agreement (i) a carry guaranty, (ii) a guaranty of recourse obligations guaranteeing the payment of any losses sustained by us caused by certain “bad acts” of the borrower, and (iii) an environmental indemnity agreement.

If the Staff does not approve the Company’s request, the Company respectfully requests two accommodations related to the requirement to provide financial statements of the properties underlying the related loans. As discussed in the Company’s response to comment seven in its letter dated October 31, 2023, the Company has the contractual right to receive consolidated Borrower annual audited financial statements within 120 days following the end of each fiscal year. The Company does not have the contractual right to require separate audited financial statements from the Borrower’s Subsidiary Guarantor entities or of the underlying properties. Accordingly, the Company is requesting (1) accommodation to file consolidated Borrower financial statements as of and for the year ended December 31, 2023, and (2) to file these financial statements via an amendment to its Form 10-K for the year ended December 31, 2023, by Friday, May 7, 2024.

General

4.

We note your response to comment 1 in your letter dated December 15, 2023 and comment 3 in your letter dated October 31, 2023. Please note that SEC staff has not taken the position that preferred equity interests, including debt-like preferred equity interests, can be qualifying assets. Accordingly, please replace the current disclosure regarding debt-like preferred equity interests with disclosure stating that preferred equity interests, including debt-like preferred equity interests, will not be considered qualifying assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Registration Statement..

5.	We note that you added Class F shares under Item 11. Description of Registrant’s Securities to Be Registered. Please add Class F shares on the cover page of the Form 10 or advise.

Response: In response to the Staff’s comment, the Company has updated the cover page.

* * * *

If you have any questions, please contact me at (972) 715-7400 or Brian Hirshberg at Mayer Brown LLP at (212) 506-2176.

Sincerely,

INVESCO COMMERCIAL REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Hubert J. Crouch
Name: Hubert J. Crouch
Title: Chief Executive Officer

cc:	Wendy Dodson Gallegos, Esq., Mayer Brown LLP

Brian Hirshberg, Esq., Mayer Brown LLP